EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

April 29, 2014

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.                                    By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%

Mel E. Benson	911,970,340	96.89	29,254,382	3.11
Dominic D’Alessandro	935,716,128	99.41	5,508,594	0.59
W. Douglas Ford	904,021,272	96.05	37,203,448	3.95
John D. Gass	939,193,444	99.78	2,031,277	0.22
Paul Haseldonckx	934,401,583	99.28	6,822,419	0.72
John R. Huff	903,333,892	95.97	37,890,837	4.03
Jacques Lamarre	937,535,003	99.61	3,689,719	0.39
Maureen McCaw	914,840,620	97.20	26,384,102	2.80
Michael W. O’Brien	934,934,168	99.33	6,290,553	0.67
James W. Simpson	914,690,101	97.18	26,534,620	2.82
Eira M. Thomas	916,153,283	97.34	25,071,439	2.66
Steven W. Williams	938,755,358	99.74	2,469,362	0.26
Michael M. Wilson	939,181,464	99.78	2,043,258	0.22

2.                                    By resolution passed by show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, was appointed to serve as Suncor’s independent auditors for 2014.

3.                                    Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular delivered in advance of the meeting was approved by a vote, conducted by ballot, of 880,313,047 (93.53%) for and 60,916,411 (6.47%) against.